REJOY
2021 Report

Dear investors,

REJOY RTD/can continue to sell at selected outlets (in Miami, QT Atlanta, Erewhon California, Amazon and a few others) but we have decided NOT to continue expanding the distribution for now due to the cost increase and margin squeeze we mentioned in our previous update - The RTD/can business is not profitable yet. And with the input cost increases it might take longer than expected (18 months, reaching 1M revenue scale and a capital need of approx. $750k) - We are going to stay present at the best selling outlets and selectively open new strategic accounts: as it is the case of the invite we got from Publix to join their Fave Finds Program that "showcase unique, innovative and on-trend products".

The NPL (National Padel League) has started on a HIGH! Doubling the participants we had last year (it started as a tool to build community and trial for our products and it has evolved as a complementary revenue stream). This has turned out to be a very promising business: which at the same time is profitable and WC positive from the beginning.

With the launch of REJOY Powder Mixes on AMAZON we expect to be profitable in 8 months (at a much smaller scale) when reaching a Rev of $100k/month. This line is expected to be less capital intensive (smaller batches of $50k and online sales with faster turnover) and with healthier margins (+20% net of marketing and logistics) from the start. In order to run the AMAZON business we have partnered up with experts that have proven track records on building businesses on AMZ in the US. And they see in REJOY powder the opportunity to do it again.

We need your help!

Business top line continues to be solid: YTD September revenue is $156k, 2X vs LY. The NPL (National Padel League) has started on a HIGH! As we share this update we are launching REJOY Powder Mixes on Amazon and we are going live with our fundraise at Wefunder (to accelerate Powder on Amazon).

Now that our crowdfunding campaign is LIVE on Wefunder, we ask all of you to invite friends and family to join and take advantage of the early birds. We are aiming to raise $500k, and early birds have a 20% discount for the first $200k.

Sincerely,

Diego Belbussi
Co-Founder

Martin Moresco
Co-Founder & Chief Executive Officer

Our Mission

In 5 years, we aim to be generating $50m in net revenue, and this is only including the US market. There are multiple growth drivers, such as launching new products, geographic expansion, etc. These projections are not guaranteed.

See our full profile



How did we do this year?

Report Card

















B+

The Good

- On boarded big retailers and national distributors.
- Portfolio expansion to hydration
- Launch of National Padel league as community building and revenue stream

The Bad

- COGS increase are shrinking margins of the RTD business
- Distribution cost also going up significantly
- Restrictions to commercialization of CBD still in place

2021 At a Glance

January 1 to December 31

$111,063 +49%
Revenue

-$403,706
Net Loss

$22,303 [22%]
Short Term Debt

$696,939
Raised in 2021

$158,878
Cash on Hand
As of 03/ 1/21

INCOME | BALANCE | NARRATIVE

Revenues
Profit
$74,470
$-266,423
$111,063
$-403,706
2020
2021

Net Margin: -363% **Gross Margin: 18%** **Return on Assets: -89%** **Earnings per Share: -$31,054.31** **Revenue per Employee: $55,532** **Cash to Assets: 78%** **Revenue to Receivables: 1,178%** **Debt Ratio: 151%**

Rejoy_Financials_and_CPA_Review_Report_2021.pdf

Bliss_Beverages_LLC_Financial_Statements-2020.pdf

We ❤ Our 288 Investors

Thank You For Believing In Us

Derek Lisko	Charles La Porte	Jean Aristide	Dennis Ramos	Rodrigo Teijeiro	Darryl Griffin	Alexander Clarence McInt...
Taressa Straughter	Shawn Paulling	Chris McCauley	Mary Mc Cunney Killoran	Luciano Perdomo	Pramod Rustagi	Michael Crawford
Christopher Onwuka	Richard Ray Chua	Christian Shelton	Carole F Carlson	Kevin Rivera	Stanley Saintelus	Adric Samuel
Patrick S Ryan PhD	Patrick Spaulding Ryan, P...	Andre Harrell	Faris Alami	Russell Tyler	Martin Moresco	Frank Kotlarsic
Mariano Catoggio	Charles L Herring	Tania Leevers	Kim Cappelen Barnard	James Bradley	Noel Rodriguez	Mohammad Saffarini
Hugh J. Stiel	Christopher Khan	Gaetan Ethan President	Spence Kraft	Shu Li	Harish Damodhardas Asar	Miah Shull Olmsted
Andre Harrell	Alexander Clarence McInt...	Albert E Habshi Jr	Fran Cat-Ig	Carlos Bethancourt	Gonzalo Cuello	Federico Maranzana
Ignacio Ballester	David Sirtonski	Kevin Flanagan	Omar Taylor Owens	Hanee King	John Smith	Lonnie J. Davis, Jr.
Christine Anderson-Hoch...	Domenic Gigliotti	Nathan Fredell	Donovan Pullen	Carol Juter	Roderick C Pullen	William Marlin Pickens
Dom Sinclair	Elith Williams-Holland	Matt Pearson	Julio Rosado	Ernst Decoster	Ayanna Walker	Frederic Yeadon
Agustin J. Nolte	Federico Icikson	Patricio Prini	Belinda Roux	Diego Belbussi	Ronnie Schildknecht	Mariano Castro Antel
Keandre Byrd	Fernando Bekes	Richard Petit-Frere	Virgil Vo	Brian Levinstein	Alfredo Muniz	Mark Tolliver II
Sandy Wagner	James Sapp	Eric Crouse	Eric M. Childs	Janarthan Gnanachandran	Rumailah Buenavente	Dietrich Horsey
Rudy Flores	Malik M David	Walter Silva	Maureen M Counts	Maureen M Counts	Tomas Tamaki	Tomas Tamaki
Antonio Crespo	Gary Conklin	Renita Bridgett	Luinel Montoban	Jeremy Akers	Sara Dixon	Jack Heald
Neal Dresner	Elizabeth Hightower	Fahad Bader	Juan Francisco Vivero	Juan Cassillas	Heath Eskalyo	Vincenzo Mongio
Krishnan 'Kandy' Anand	Pedro Nuno Vila Real Mor...	Konstantin Artyukhov	Fabian Flores	Jakob Roger Lansman	Romain SORIN	Marvin Jimenez Jimenez
Adriana Scarella	Amy Wolkenhauer	Shane Loidolt	Jason Rigby	Tremayne LaMont	Greg Wright	Mary Francis
Marc Lambert	Sean Q Anderson	Kemi Fabode	Kamele Maxwell	Jelp Shinholster IV	Satchell Doyle Jr	Gregory L Key
Yogendre Kumar Patel	Derrick Campbell	Joshua M Matthews	Craig Foster	David TREIBITZ	Khris Persaud	Jerry Lee
Michael Hanson	Richard Griffin	Roque Rodriguez	John Lee	Manuel De Guzman	Carolina Estripeaut	Hugo Beltran
Stavroula Kritikos	George Harris	Anthony Dennis	Jason Robinson	Leandro Pugliese	Sandra Zouak	Richard Block
Jeff Sendbo	Gabriel Acquarone	Frederic FERNANDEZ	Jarron Udy	Nickolas Schey	Ximena Arias	Cole Grinde
Melanie Walton	Sucett Batista	Jerry M Watson	Thibault Mesqui	Nathan VANDEBRAKE	Sofia Lopez Saubidet	Luis Castillo
Elwood Dunlap	Thomas Burck	Yohan Mejia	Rodney Cartee	James Zeisweiss	Tami Dobson	Robert Swenson
Charles Heydorn	Mark White	Dean Robinson	Bill McCarthy	Steve Edwards	Tyrone Evans	Rehana Sultana
Ida Jackson	Roni Shah Mustapha	Juan Guillermo Rodriguez...	Hernan Marino	Frank Han	Hector Gorosabel	Mykenzie Martschinske
Jacolby Gilliam	Feng Tak Chin	Andrew Fritzler	Marianne Morris	Alexis Issaharoff	Christian Crews	Joseph Paylor
Kevin Meconi	Ryan K.	Alberto Alayon	Martin RAGGIO	Miguel Zignego	Juan Crovetto	Norman E Mann ; Jr
Hector Tijerino	Rafael Wenceslao Ocampo	Germán Thoss	Scott Bangle	Martin Sosa Lss PANAMA	Jasara Ponton	Bailama Pessima
Eliana Camila Sanchez	Ruben Gomez	Jason Simily	DOTTY HUDSON	Jonah Agpoon	Jonathon Retherford Parr...	Katie Cheney
Sebastien Sahyoun	Juan M Gentile	Andres Diez	Simon Ovadia	Vittorio Muzzi	Kimberly GARTH	Esther Grant
Carmen Pastore	David Feferkorn	Desi Rae Campbell	Martin Paillot	Benita Ramsey	Shelby Thuruthumalil	Ed Bongard
Michael Tallo	Richard Litzky	Scot Garber	Marilyn Anderson	Chad A Stone	Cromwell Dyette	Thomas Brewster

Peter Camperos	Larry Hawkins	Logan Paolini	Maria Morton	Eugen Dik	Steven Charles Myers	Leandro Bel
Angelo Bitonti	Jimmy Roger Leake	Kenneth J Gibson	Jaymi Hardy	Suchai Gumtrontip	John P Bird	David Martinelli
Michael Bhagat	Andrew Carlucci	Julian Carbonell	Paul Miller Kalapati	Fernando Guzmán	Andrew Cunningham	Zach Davis
Murali NAGARAJAN	Gregory L Key	Christopher Farley	Alex Davis	Freida Martinez	Crystal Brown	Faisal Nasim
Sergio Bravo Rodriguez	Windiyam Aboubek OUE...	Brian Pracko	Ruby David	Sean Summers	Steven Finder	Swathi Ranga
Gregory Squire	Jesse Wood	William Johnson, IV	John P Bird	Willie Cannon Jr	Jason Simily	Fernando Mur
Jackie Telfair Jr	Zack A	Zack A	[deleted user]	Frankie Jones	Marcell Bradford	Marcell Bradford
Daniel BROSTELLA						

Thank You!

From the REJOY Team



Martin Moresco
Co-Founder & Chief Executive Officer



Diego Belbussi
Co-Founder & Chief Growth Officer



Sebastian Sanchez
Co-Founder & Advisor



Ronnie Schildknecht
Co-Founder & Advisor

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Diego Belbussi	CGO @ BLISS BEVERAGES LLC	2019
Martín Moresco	CEO @ BLISS BEVERAGES LLC	2019

Officers

OFFICER	TITLE	JOINED
Diego Belbussi	CGO	2019
Martín Moresco	CEO	2019

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Diego Belbussi	3,000,000 Units of ownership interest	22.5%
Sebastián Sanchez	3,900,000 Units of ownership interest	29.2%
Martín Moresco	4,500,000 Units of ownership interest	33.7%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
07/2019	$305,000	Units	Regulation D, Rule 506(b)
11/2019	$40,000	Units	Regulation D, Rule 506(b)
11/2020	$225,000	Units	Regulation D, Rule 506(b)
01/2021	$37,500		Other
08/2021	$559,439		4(a)(6)
12/2021	$100,000		Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
12/02/2021	$100,000	6.0%	20.0%	$10,000,000	12/02/2023

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Paycheck Protection Program (PPP) loans	01/01/2021	$37,500	$0	1.0%	01/31/2023	

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common	20,000,000	13,333,821	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

Pandemics, such as the COVID-19 virus, outbreaks of infections or diseases, or other public health concerns in the markets in which we or our partners operate, could result in disruptions and damage to our business caused by potential negative consumer purchasing behavior as well as disruption to our supply chains, production processes

purchasing behavior as well as disruption to our supply chains, production processes, and operations.

We use in our manufacturing process a number of key ingredients that are derived from nature, such as coconut water, fruit juices and organic hemp among others. Increased demand for food products and decreased agricultural productivity in certain regions of the world as a result of changing weather patterns and other factors may limit the availability or increase the cost of such ingredients.

There are Commercial Risks, not being able to get into the main distribution channels to commercialize our product. Large retail chains still hold a significant share of Food and Beverage commercialization in the US, and if we are not able to get into them, our growth plans could be hindered. Also, some retailers are still dubious or are wanting to wait before they introduce cannabis-based products.

We operate in the highly competitive nonalcoholic beverage segment. Our ability to gain share of sales may be limited as a result of actions by competitors. Competitive pressures may cause us to reduce prices we charge customers or may restrict our ability to increase such prices in response to commodity and other cost increases. Such pressures may also increase marketing costs and in-store placement and slotting fees.

There are Regulatory risks around Cannabis, and how and where these products are or will be allowed to be communicated and commercialized. Currently there aren't any legal impediments in the US to sell a CBD-infused beverage like REJOY, but there are still unkowns in this industry and regulation could change in the future, thus impacting our business.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFEs, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor⊙;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of units. As discussed in Question 13, when we engage in an offering of equity involving Unit, Investors may receive a number of units of Preferred Unit calculated as either the conversion price equal to the lesser of (i) 80% of the price paid per unit for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $10,000,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding units of the Company's unit as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the units of equity securities of the Company issuable upon the conversion of the Notes or any other debt). Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Unit that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Unit are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the

- market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will unit similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

BLISS BEVERAGES LLC

- Florida Limited Liability Company
- Organized June 2019
- 2 employees

101 Crandon Blvd
Suite 469
Key Biscayne FL 33149

http://www.drinkrejoy.com

Business Description

Refer to the REJOY profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

REJOY is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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